SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP ANNOUNCES THE RESULT OF THE AUCTIONS FOR THE PLACEMENT OF THE SHARES RESULTING OF THE MERGER OF SHARES FROM VIVO PARTICIPAÇÕES S.A. INTO TELESP

São Paulo, Brasil – June 28, 2011 – Telecomunicações de São Paulo S.A. - Telesp. (“Telesp”), (BOVESPA: TLPP3 (Common), TLPP4 (Preferred), NYSE: VIV), announces today the total amount of fractions of common and preferred shares resulting from the corporate restructuring between the Company and Vivo Participações S.A. on April 27, 2011 and sold in the auctions held on June 20, 2011 and June 27, 2011 in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercados e Futuros (“BM&FBOVESPA”) and the respective amounts per share to be credited to the shareholders pro rata to the fractions held by them before the auctions;

Auction of June 20, 2011

Code	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share (1)
TLPP3	Common shares	302,205	39,203	R$ 40.0714616
TLPP4	Preferred shares	429,472	429,472	R$ 45.1253577

Auction of June 27, 2011

Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share (1)
TLPP3	Common shares	263,002	263,002	R$ 40.1041550

Total

Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share (1)
TLPP3	Common shares	302,205	302,205	R$ 40.0999139
TLPP4	Preferred shares	429,472	429,472	R$ 45.1253577

The results of the sale of the common and preferred shares negotiated until auction held on June 27, 2011 will be made available to shareholders who were entitled to fractional shares as from July 4, 2011, in the following manner:

a) The shareholders whose shares are in custody of Banco Bradesco S.A (“Bradesco”) shall attend to any agency of the referred bank to receive the amounts due to them;

b) The amount corresponding to the Shareholders that are in custody of the BM&FBovespa will be directly credited for them, which shall send it to the shareholders through the custody agents; and

c) In case of Shareholders whose shares are blocked or the register is not updated, the corresponding amount will be kept by the Company and at the disposal of the respective Shareholder, exclusively for payment, and shall be paid by means of the presentation of any document that evidences the raising of blocked shares or the shareholder identification, as the case may be, before any agency of Bradesco, the institution depositary of the registered book-entry shares issued by the Company.

São Paulo, June 28, 2011
Gilmar Roberto Pereira Camurra
Investor Relations Officer
Telecomunicações de São Paulo S.A. – Telesp and Vivo Participações S.A.

For more information’s please contact:

Telesp – Investor Relations Officer
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information’s available: www.telefonica.com.br

Vivo Participações S.A.
Investor Relations Officer
Tel: 55 11 7420-1172
         Email: ir@vivo.com.br
Information available: www.vivo.com.br/ri

(1) Net Value of broker, settlement fee and fees..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Gilmar Roberto Pereira Camurra
Gilmar Roberto Pereira Camurra Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.